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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:    2 June 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
ENGLAND
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: 2 June 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for May 2003

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

        DATE          DETAILS

        30.5.03        Quest Operation

        23.5.03        Quest Operation

        9.5.03          Quest Operation

        8.5.03          Capital Group's interest increased to 7.00%.

        NOTE:        On 21 May 2003, NGT announced full year results for the year ended 31 March 2003. A covering SEC 6-K Filing was made                              on that day.

8 May 2003

National Grid Transco plc

Notification of Interest in NGT Ordinary Shares, Pursuant to Section 198 of The Companies Act 1985

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NGT today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 7.00% (215,635,632 shares) at 6 May 2003 (previously 6.02% at 12 November 2002).

9 May 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel, R J Urwin and N P Winser, technically ceased to be interested in 8,751 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (02 7004 3226).

23 May 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel, N P Winser and R J Urwin, technically ceased to be interested in 17,550 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (02 7004 3226).

30 May 2003

National Grid Transco plc (NGT)

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest) (Notification of Directors' Interests pursuant to Section 324(2) of The Companies Act 1985)

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Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, R P Sergel, N P Winser and R J Urwin, technically ceased to be interested in 2,016 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (02 7004 3226).